UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 4

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AGRIUM INC.

(Exact name of Registrant as specified in its charter)

Canada	98-0346248
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada	T2J 7E8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This Amendment No. 4 to Form 8-A of Agrium Inc. (the “Corporation”) amends the registration statement on Form 8-A (File No. 001-14460) originally filed with the Securities and Exchange Commission on May 23, 2001 and subsequently amended on May 3, 2004, May 29, 2007 and May 13, 2010 (as so amended, the “Form 8-A”).

Item 1. Description of Registrant’s Securities to be Registered.

The following hereby amends and restates Item 1 of the Form 8-A in its entirety.

The following is a summary of the terms and conditions of the Amended and Restated Shareholder Rights Plan Agreement (the “2013 Rights Plan”) dated as of April 9, 2013 between the Corporation and CIBC Mellon Trust Company, as rights agent (the “Rights Agent”). The summary is qualified in its entirety by, and is subject to, the full text of the 2013 Rights Plan. A complete copy of the 2013 Rights Plan is filed as Exhibit 1 to this Form 8-A and is available upon request. Shareholders wishing to receive a copy of the 2013 Rights Plan should make their request by telephone at (403) 225-7000, by facsimile at (403) 225-7610, by email at investor@agrium.com or by mail to Agrium Inc., at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8, Attention: Corporate Secretary. All capitalized terms where used in this summary without definition have the meanings attributed to them in the 2013 Rights Plan.

Issuance of Rights

Under the 2010 Rights Plan, the rights granted under the predecessor rights plans of the Corporation and which were outstanding at the “Record Time” of 5:00 p.m. (Calgary time) on the “Effective Date” of May 12, 2010, which is the date on which Shareholders approved the 2010 Rights Plan, were permitted to expire, and the issuance of one common share purchase right (a “Right”) for each Common Share outstanding as at the Record Time, and for each “Voting Share” (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (subject to the earlier termination or expiration of the Rights as set out in the 2010 Rights Plan) was confirmed on the terms set out in the 2010 Rights Plan.

Under the 2013 Rights Plan, the Rights are simply reconfirmed, approved and ratified on the terms set out in the 2013 Rights Plan, and the Corporation reconfirms its authority to continue issuing one new Right for each Voting Share issued after the Record Time and prior to the Separation Time, subject to the earlier termination or expiration of the Rights as set out in the 2013 Rights Plan.

Exercise Price

Until the Separation Time, the “Exercise Price” of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share. In each case, the Exercise Price is subject to adjustment and certain anti-dilution provisions.

Term

The 2013 Rights Plan amends and restates the 2010 Rights Plan on the terms set out in the 2013 Rights Plan, and will expire at the time and on the date that the annual meeting of shareholders to be held in 2016 terminates, subject to earlier termination or expiration of the Rights as set out in the 2013 Rights Plan.

Trading of Rights

Until the Separation Time, the Rights are evidenced by the certificates representing the associated Voting Shares and are transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares as of the Separation Time and Voting Shares issued on conversion of Convertible Securities after the Separation Time and prior to the Expiration Time, promptly after such conversion (other than to any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights. The Rights are listed on the Toronto Stock Exchange and the New York Stock Exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the then outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i)	a “Voting Share Reduction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of outstanding Voting Shares and/or Convertible Securities of a class or series, increases the percentage of Voting Shares and/or Convertible Series of such class or series Beneficially Owned by any person;

(ii)	a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)	an “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the 2013 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) as a new provision, made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its subsidiaries of a Person or assets, provided that the Person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation’s then outstanding Voting Shares; (iv) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person in the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (v) pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such person acquiring such securities;

(iv)	a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)	a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares as at 5:00 p.m. (Calgary time) on April 9, 2013, being the date of the Meeting). To the Corporation’s knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2013 Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified person) and “Associates” (generally, relatives sharing the same residence). Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business or (as a new provision) agreements between the Corporation and any person relating to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such person acquiring such securities).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment, arrangement or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager (“Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”); (iii) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (iv) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions. Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement. A “Permitted Lock-Up Agreement” is an agreement (the “Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-Up Bid”) made or to be made by the person or any of such person’s Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

(i)	the terms of such Lock-Up Agreement are publicly disclosed and a copy is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a business day, on the business day next following such date);

(ii)	the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another take-over bid or to support another transaction:

(1)	where the price or value of the consideration per Voting Share or Convertible Security offered under such other take-over bid or transaction:

(A)	exceeds the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(B)	exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-Up Bid; and

(2)	if the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares or Convertible Securities held by Independent Shareholders (generally, any shareholder other than a person or group who has acquired or is trying to acquire 20% or more of the Voting Shares) where the price or value of the consideration per Voting Share or Convertible Security offered under such other take-over bid or transaction is not less than the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-Up Bid and the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction:

(A)	exceeds the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid; or

(B)	exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other take-over bid or transaction, or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or support the other transaction; and

(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(1)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(2)	50% of the amount by which the price or value of the consideration payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid or withdraws Voting Shares and/or Convertible Securities previously deposited or tendered thereto in order to deposit or tender to another take-over bid or support another transaction.

Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board (see “Waiver”, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a take-over bid made by an Offeror by way of a take-over bid circular to all holders of Voting Shares on the books of the Corporation (other than the Offeror) and which complies with the following additional provisions:

(i)	no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days after the offer date of the take-over bid;

(ii)	outstanding Voting Shares and Convertible Securities held by Independent Shareholders representing more than 50% of the aggregate of (A) then outstanding Voting Shares and (B) Voting Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered and not withdrawn, and have previously been or are taken up at the same time;

(iii)	unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first takeup or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date; and

(iv)	in the event that (ii) is satisfied as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is required to remain open until a date that is no earlier than the later of (i) 35 days following the date of the take-over bid constituting the Competing Permitted Bid, and (ii) 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Redemption

The Rights may be redeemed in certain circumstances:

(i)	Redemption of Rights on Approval of Holders of Voting Shares and Rights. The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the 2013 Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

(ii)	Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2013 Rights Plan consummates the acquisition of the Voting Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii)	Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2013 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares.

As a new provision, the Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Waiver

The Board of Directors may waive the application of the 2013 Rights Plan in certain circumstances:

(i)	Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares and/or Convertible Securities otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2013 Rights Plan to such Flip-In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date subsequent to the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

(ii)	Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2013 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2013 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2013 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(iii)	Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the 2013 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2013 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)	if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any dividend reinvestment program) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of, or in exchange for Voting Shares; or

(ii)	if the Corporation fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Corporation may, by resolution of the Board acting in good faith, make changes to the 2013 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2013 Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders. The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Item 2. Exhibits.

The following hereby amends and restates Item 2 of the Form 8-A in its entirety.

Exhibit No.	Description

1.	Amended and Restated Shareholder Rights Plan Agreement, dated April 9, 2013, between Agrium Inc. and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

2.	Specimen of Common Share Certificate with Rights Legend.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2013

AGRIUM INC.

By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title	Corporate Secretary & Senior Legal Counsel

Exhibit Index

Exhibit No.	Description

1.	Amended and Restated Shareholder Rights Plan Agreement, dated April 9, 2013, between Agrium Inc. and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

2.	Specimen of Common Share Certificate with Rights Legend.